

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 22, 2011

Paul H. Fischer, Ph.D.
President and Chief Executive Officer
GenVec, Inc.
65 West Watkins Mill Road
Gaithersburg, MD 20878

> **Re:    GenVec, Inc.**
> **Preliminary Proxy Statement**
> **Filed February 11, 2011**
> **File No. 000-24469**

Dear Dr. Fischer:

We have completed our review of your filing and do not have any further comments at this time.

Sincerely,

Jeffrey P. Riedler
Assistant Director

cc:      William Intner (Hogan Lovells US LLP)